SUMMARY TERMS

FOR THE PRIVATE PLACEMENT OF

CONVERTIBLE NOTES OF TAMPON TRIBE, INC.

_____

THIS TERM SHEET SUMMARIZES THE PRINCIPAL TERMS OF THE PROPOSED FINANCING OF TAMPON TRIBE, INC., A CALIFORNIA CORPORATION (THE "*COMPANY*"). THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY; NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, ARE BEING MADE BY THE COMPANY EXCEPT AS SET FORTH IN THE NOTE PURCHASE AGREEMENT AND PROMISSORY NOTE. THERE IS NO OBLIGATION ON THE PART OF ANY NEGOTIATING PARTY UNTIL A DEFINITIVE NOTE PURCHASE AGREEMENT IS SIGNED THEREBY. THIS TERM SHEET DOES NOT CONSTITUTE EITHER AN OFFER TO SELL OR AN OFFER TO PURCHASE SECURITIES.

Company:	Tampon Tribe, Inc., a California corporation.
Business:	Production, distribution, and sale of organic, toxic-free, affordable tampons.
Mission:	Provide affordable, safe tampons to women around the world.
Type of Security:	Unsecured Convertible Promissory Notes ("*Notes*").
Amount to be Offered:	$20,000 in aggregate principal amount of Notes. The Company may accept oversubscription of up to $1,000,000. The minimum investment amount for any investor will be $100 in Notes.
Investors:	A "*Major Investor*" shall be an Investor that purchases a Note or Notes with an aggregate original principal balance of $25,000 or more.
Interest Rate:	Interest shall accrue on the unpaid principal amount at a rate equal to 3% per annum, compounded annually, from the actual date funds were received by the Company and shall payable at the Maturity Date (defined hereafter).
Use of Proceeds:	Any amounts received shall be subject to the Company executing a Note Purchase Agreement and Note in a form provided by the Company. Any amounts received may be deposited immediately into the Company's operating account and used for expanding the business, working capital and any general corporate purposes.
Closing:	The initial closing shall occur upon acceptance of a Note Purchase Agreement and Note ("*Initial Closing*"). The offering shall continue, and subsequent closings may occur, for sixty (60) days from the Initial Closing (together with the Initial Closing, the "*Closing*"), provided, however, the Company may extend the offering for an additional sixty (60) day period in its discretion.
Principal Payment and Maturity Date:	Principal and any accrued but unpaid interest under the Note shall be due and payable upon demand by the Holder at any time after September 30, 2018 (the "*Maturity Date*").

Automatic Conversion: If the Company has not prepaid the amounts due under the Note (and any accrued interest as the case may be) before the closing of a Qualified Financing (defined hereafter), then, at the closing of the Qualified Financing, the remaining principal and accrued interest then outstanding shall automatically convert into a number of class of preferred shares of the Company's of the type issued in the Qualified Financing ("*Conversion Stock*") at a conversion price equal to the lesser of: (i) 80% of the lowest price per share paid by investors in the Qualified Financing (excluding the conversion of the Notes); or (ii) a price per share determined by a hypothetical pre-money valuation of $3,000,000 divided by the number of fully diluted shares immediately prior to the Qualified Financing (excluding conversion of the Notes). Such conversion shall be deemed to occur as of immediately prior to the closing of the Qualified Financing and Investor shall also execute and become a party to the Company's operating agreement, the subscription agreement and such other agreements as are entered into by the investors in the Qualified Financing generally. "*Qualified Financing*" means a sale of equity or preferred equity securities from the Company (or its subsidiary or converted corporation) for aggregate consideration valued at $1,500,000 or more (excluding the Notes).

Optional Conversion: In the event that the Company does not consummate a Qualified Financing prior to the Maturity Date, the then outstanding Principal Balance, together with all accrued and unpaid interest thereon, at the election of the Holder, may be either (i) converted into Common Stock of the Company, at a price per share determined by a hypothetical pre-money valuation of $3,000,000 divided by the number of fully diluted shares as of September 15, 2016 (adjusted for stock splits, etc.) or (ii) paid in full upon demand by the Holder at any time after the Maturity Date. In the event that the Holder elects to convert the Note in accordance with this section, the Holder shall provide the Company with written notice of such election, in the form attached hereto as Exhibit C, at least five days prior to the Maturity Date. If such election is not delivered, the Note shall be paid in full upon demand by the Holder at any time after the Maturity Date without any further action by the Holder.

Note Purchase Agreement: The Notes will be sold pursuant to a Note Purchase Agreement between the Company and the Investor signatories thereto.

Pre-Payment: The principal and accrued interest may not be prepaid unless approved in writing (e-mail suffices) by Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "*Requisite Investors*").

Amendment by Requisite Investors: The terms contained in the Note Purchase Agreement and the Notes may be amended by the Requisite Investors at any time and such amendments shall be binding on behalf of all investors.

Strategic Investors: The Company may attract certain strategic parties (who, as determined by the Board, as defined below, in its sole discretion, provide strategic advantages to the Company) to participate in the financing contemplated by this Term Sheet, in which case the Company reserves the right to issue incentive warrants, restricted stock or other incentives to such Strategic Investors without any obligation to provide such benefit to other Investors.

Pre-emptive Rights: While each Investor's Note remains outstanding, the Company shall provide such Investor a 10-day opportunity to participate in any additional convertible note financings of the Company in amount proportional to the principal amount payable to such Investor over the total amount payable to Investors in this Note financing. The preemptive right shall terminate with respect to any Investor (other than Major Investor) who fails to participate in any future convertible note financing.

Information Rights: Each Major Investor shall be entitled to summary quarterly financial statements due within forty-five (45) days of the close of each calendar quarter. Any Major Investor shall also be entitled, upon reasonable notice to the Company, to review the Company's comprehensive financial statements and books and records at the Company's principal place of business.

Expenses: Each of the Company and the investors will pay their own respective costs in connection with the financing.

Investment Documents: In addition to meeting with the officers of the Company, financial projections and the disclosure schedules are available. All projections are forward-looking statements and are not representations of actual performance. Any purchase of securities is subject to the Company's acceptance and execution of a note purchase agreement, subscription agreements and a Convertible Promissory Note in the form provided by the Company.

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this "***Purchase Agreement***") is made as of the respective dates set forth on the signature pages hereto (the "***Effective Date***") by and among **Tampon Tribe, Inc.**, a California corporation (the "***Company***"), and the parties (each, individually, an "***Investor***," and, collectively, the "***Investors***") listed on the Schedule of Investors attached to this Purchase Agreement as Exhibit A (the "***Schedule of Investors***").

RECITALS

WHEREAS, Company desires to issue and sell unsecured convertible promissory notes with an aggregate principal amount of Twenty Thousand Dollars ($20,000) to the Investors, but may accept oversubscription of up to One Million Dollars ($1,000,000), which will be convertible into the convertible preferred stock to be sold in the Company's first preferred stock financing ("***Preferred Stock***") meeting certain conditions; and

WHEREAS, the Investors desire to purchase unsecured convertible promissory notes from the Company in accordance with this Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the Company and the Investors, intending to be legally bound, hereby agree as follows:

AGREEMENT

1. **PURCHASE AND SALE OF NOTES.**

1.1 Purchase and Sale. Subject to the terms and conditions of this Purchase Agreement, the Company agrees to issue and sell to each Investor, and each Investor, severally and not jointly, agrees to purchase from the Company, an unsecured convertible promissory note in substantially the form attached hereto as Exhibit B (each, individually, a "***Note***," and, collectively, the "***Notes***") in the principal amount set forth opposite such Investor's name on the Schedule of Investors (each, a "***Principal Amount***"), attached hereto as Exhibit A. The Notes shall be convertible into preferred stock of the Company, as set forth in the Notes (the Notes, together with such Preferred Stock are referred to herein as the "***Securities***") as provided in the Notes.

1.2 Acknowledgements. The Company and each Investor, as a result of arm's length bargaining, acknowledge and agree that: (i) such Investor has not rendered any services to the Company in connection with this Purchase Agreement; (ii) the Securities are not being issued as compensation; and (iii) all tax returns and other information returns of each party relative to this Purchase Agreement and the Notes shall consistently reflect the acknowledgements set forth in this Section 1.2.

2. **CLOSING.**

2.1 Multiple Closings. The initial purchase and sale of the Notes shall take place remotely via the exchange of documents and signatures, on the Effective Date (the "***Initial***

Closing"). In the event there is more than one closing, the term "*Closing*" shall apply to each such closing unless otherwise specified. Subsequent closings shall occur in the foregoing manner, at such time(s) as the Company and each Investor participating in such Closing shall agree, but in any event all Closings shall occur on or before the sixtieth (60th) day following the Initial Closing (the "*Subsequent Closing Deadline*"); provided, however, that the Company, may extend, in its sole discretion, the Subsequent Closing Deadline for an additional sixty (60) days. The Company may sell and issue at one or more Closings up to the balance of the principal amount of Notes, as may be approved by the Company's Directors, which principal amount of Notes shall be Twenty Thousand Dollars ($20,000.00) in the aggregate; provided, however, that the Company may accept oversubscription of up to One Million Dollars ($1,000,000.00). The minimum investment amount shall be One Hundred Dollars ($100.00). Any such sale at any Closing shall be on the same terms and conditions as those contained herein, except as contemplated in Section 6.3, and such Investors shall, upon execution and delivery of the relevant signature pages, become parties to, and be bound by, this Purchase Agreement without the need for an amendment to this Purchase Agreement except to add such person's or entity's name to the Schedule of Investors, attached to this Purchase Agreement as Exhibit A, and have the rights and obligations hereunder, in each case as of the date of the applicable Closing.

2.2   Delivery.   At each Closing, each participating Investor shall deliver to the Company a check or wire transfer of immediately available funds (or a combination thereof) in the amount of such Investor's Principal Amount at the Closing, and the Company shall issue and deliver to each participating Investor a Note in favor of such Investor in a principal amount equal to such Investor's Principal Amount for such Closing.

3.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY.**

The Company hereby represents and warrants to each Investor that the statements in the following paragraphs of this Section 3 are all true and complete as of immediately prior to the Initial Closing.

3.1   Organization, Good Standing and Qualification.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.

3.2   Corporate Power. The Company has all requisite corporate power to execute and deliver this Purchase Agreement and the Notes issued hereunder and to carry out and perform its obligations under the terms hereof and thereof.

3.3   Authorization. All corporate action on the part of the Company's board of directors and stockholders necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under, the Purchase Agreement and the Notes has been taken or will be taken prior to the Initial Closing. This Purchase Agreement, together with the Notes issued hereunder, when executed and delivered by the Company, will constitute, valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (b) the effect of rules of law governing the availability of equitable remedies.

3.4   Offering. Assuming the accuracy of the representations and warranties of the Investors contained in Section 4 hereof, the offer, issuance and sale of the Securities are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "**Securities Act**"), and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

3.5   Compliance with Other Instruments. The authorization, execution and delivery of this Purchase Agreement and the Notes issued hereunder will not constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company's current Certificate of Incorporation or bylaws, or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

4.   **REPRESENTATIONS AND WARRANTIES OF THE INVESTORS.**

Each Investor, severally and not jointly, hereby represents and warrants to the Company that:

4.1   Authorization. This Purchase Agreement, and the Notes issued hereunder, when executed and delivered by the Investor will constitute, such Investor's valid and legally binding obligations, enforceable against such Investor in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (b) the effect of rules of law governing the availability of equitable remedies. Each Investor represents and warrants to the Company that such Investor has full power and authority to enter into this Purchase Agreement.

4.2   Capacity. The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

4.3   Accredited Investor. If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

4.4   Purchase Entirely for Own Account.   The Securities are being acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Investor has no present intention of selling, granting any participation in or otherwise distributing the same. The Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities.

4.5   No Solicitation.   At no time was the Investor presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Securities.

4.6   Disclosure of Information.   The Investor has received or has had full access to all of the information the Investor considers necessary or appropriate to make an informed investment decision with respect to the Securities. The Investor has had an opportunity to ask questions and receive answers from the Company, or is otherwise knowledgeable, regarding the terms and conditions of the offering of the Securities, and the business, properties, prospects and financial condition of the Company. Furthermore, each Purchaser represents and warrants that such Purchaser has had an opportunity to carefully review the risk factors pertaining to the Company, as described in the Form C submitted in connection with this offering.

4.7   Restricted Securities.   The Investor understands that the Securities are characterized as "restricted securities" under federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, the Securities may be resold without registration under the Securities Act only in certain limited circumstances. The Investor represents that it is familiar with Rule 144 promulgated under the Securities Act, as in effect as of the Closing, and understands the resale limitations imposed thereby and by the Securities Act. The Investor understands that the Securities have not been and will not be registered under the Securities Act and have not been and will not be registered or qualified in any state in which they are offered and that the Investor will not be able to resell or otherwise transfer the Securities unless such Securities are registered under the Securities Act and registered or qualified under applicable state securities laws, or an exemption from such registration or qualification is available.

4.8   No Public Market.   The Investor understands and acknowledges that, whether or not the Securities may be resold in the future without registration under the Securities Act, no public market exists as of the Closing for the Securities, and that it is uncertain whether a public market will ever exist for such securities.

4.9   No Liquidity. The Investor has no immediate need for liquidity in connection with its investment in the Securities, does not anticipate being required to sell the Securities in the foreseeable future, and has the capacity to sustain a complete loss of its investment in the Securities.

4.10   Legends. The Investor understands and agrees that the Securities, including any certificate evidencing such Securities, will bear legends substantially similar to those set forth below in addition to any other legend that may be required by applicable law, the Company's Certificate of Incorporation or bylaws or Section 1 of this Purchase Agreement or any other agreement between the Company and any Investor:

(a)   THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND REGISTRATION OR QUALIFICATION UNDER ANY APPLICABLE STATE SECURITIES LAWS OR (B) AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED PURSUANT TO AN EXEMPTION UNDER SUCH ACT AND SECURITIES LAWS; and

(b)   Any legend required by the laws of the State of the Company's formation, or any other state securities laws.

5.   **CONDITIONS TO CLOSING.**

5.1   Conditions to Investors' Obligations. The obligations of each Investor under Section 2 of this Purchase Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, the waiver of which shall not be effective against any Investor who does not consent to such waiver, which consent may be given by written, oral or telephonic communication to the Company or its counsel:

(a)   each of the representations and warranties of the Company contained in Section 3 shall be true and complete on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing;

(b)   the Company shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein; and

(c)   the Company shall have executed and delivered to each Investor: (i) a Note, in the form attached hereto as Exhibit B, evidencing the Company's indebtedness to such Investor in the Principal Amount next to such Investor's name on Exhibit A; and (ii) each other agreement which is required to be performed or complied with by it on or before the Closing.

5.2   Condition to Company's Obligations. The obligations of the Company to each Investor under this Purchase Agreement are subject to the fulfillment or waiver on or before the Closing of the following condition by such Investor:

(a)   each of the representations and warranties of such Investor contained in Section 4 shall be true and complete on the date of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing; and

(b)   such Investor shall have performed and complied with all agreements, obligations and conditions contained in this Purchase Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

6.   **MISCELLANEOUS**

6.1   Pre-Emptive Rights.   While each Investor's Note remains outstanding, the Company shall provide such Investor a 10-day opportunity to participate in any additional convertible note financings of the Company in amount proportional to the principal amount payable to such Investor over the total amount payable to Investors in this Note financing. The preemptive right shall terminate with respect to any Investor (other than Major Investor, defined below) who fails to participate in any future convertible note financing.

6.2   Limited Board Designee Rights.   While the Company has two members of its Board of Directors ("*Board*") consisting of the co-founders, if a deadlock between them arises with respect to any significant or material matters, the Requisite Investors shall be immediately informed and the Requisite Investors (including Major Investor, if any) may request in writing that their designee be appointed as a third member of the Board, and upon request the co-founders shall immediately increase the Board to three (3) members and appoint or elect such designee to the Board. Such obligation to maintain such designee on the Board shall only continue for through the period of deadlock between the co-founders.

6.3   Strategic Investors.   The Company may attract certain celebrities and strategic parties (who provided strategic advantages to the Company) to participate in the financing contemplated by this Purchase Agreement, in which case the Company reserves the right to issue incentive warrants, restricted stock or other incentives to such strategic Investors without any obligation to provide such benefit to other Investors.

6.4   Major Investor.   A "*Major Investor*" shall be an Investor that purchases a Note or Notes with an aggregate original principal balance of $25,000 or more. In addition to being entitled to summary quarterly financial statements due within forty-five (45) days of the close of each calendar quarter, any Major Investor shall also be entitled, upon reasonable notice to the Company, to review the Company's comprehensive financial statements and books and records at the Company's principal place of business.

6.5   Survival.   The representations, warranties and covenants of the Company and the Investors contained in or made pursuant to this Purchase Agreement shall survive the execution and delivery of this Purchase Agreement and the Closings, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of any of the Investors or the Company, as the case may be.

6.6   Notices.   All notices required or permitted hereunder (or under any of the Notes issued hereunder) shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by electronic mail or facsimile if sent during normal business hours of the recipient, and if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company or to the Investors, as applicable, at the respective addresses set forth on the signature pages to this Purchase Agreement or at such other addresses or email addresses as the Company or any Investor, as applicable, may designate by ten (10) days advance written notice to the other parties hereto.

6.7   Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Purchase Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Purchase Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Purchase Agreement, except as expressly provided in this Purchase Agreement. Nothing in this Section 6.7 shall permit any Investor to transfer or assign any of the Securities acquired under this Purchase Agreement except as expressly provided herein.

6.8   Governing Law; Jurisdiction. This Purchase Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California as applied to agreements among residents of the State of California entered into and to be performed entirely within the State of California, without reference to conflict of law or choice of law principles that would cause the application of laws of any other jurisdiction. All disputes and controversies arising out of or in connection with this Purchase Agreement, and the Notes issued hereunder, shall be resolved exclusively by the state and federal courts located in the County of Los Angeles in the State of California, and each of the Company and the Investors agree to submit to the jurisdiction of said courts and agrees that venue shall lie exclusively with such courts.

6.9   Expenses. Each party shall be solely responsible for and shall pay when due all costs and expenses that such party incurs with respect to the negotiation, execution, delivery and performance of the Purchase Agreement and the Notes.

6.10   Amendments; Modifications; Waivers. Any term of this Purchase Agreement and the Notes may be amended and the observance of any term of this Purchase Agreement and the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of Notes representing at least a majority of the aggregate principal amount of all the Notes then outstanding (the "**_Requisite Investors_**"). Any amendment or waiver effected in accordance with this Section 6.10 shall be binding upon each holder of Notes then outstanding, each future holder of such Securities, and the Company; _provided, however_, that additional Investors may become parties to this Purchase Agreement in accordance with Section 2 without any amendment of this Purchase Agreement or any consent or approval of any Investor.

6.11   No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee, broker's fee or commission in connection with the transactions contemplated by this Purchase Agreement or the Notes. Each Investor agrees to indemnify and to hold harmless the Company and each other Investor from any liability for any commission or compensation in the nature of a finder's fee, broker's fee or commission (and the costs and expenses of defending against such liability or asserted liability) for which such Investor or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Investor from any liability for any commission or compensation in the nature of a finder's fee, broker's fee or commission (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.12   Severability. If one or more provisions of this Purchase Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Purchase Agreement and the balance of the Purchase Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

6.13   Entire Agreement. This Purchase Agreement, together with the Notes issued hereunder, constitutes the entire agreement between the parties hereto and no party shall be liable or bound to any other party in any manner except as specifically set forth herein or therein.

6.14   Headings; Interpretation. The captions used in this Purchase Agreement are used for convenience only and are not to be considered in construing or interpreting this Purchase Agreement.

6.15   Counterparts; Execution by Facsimile. This Purchase Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument. Delivery of an executed counterpart of this Purchase Agreement by facsimile or other electronic method shall be equally as effective as delivery of an original executed counterpart of this Purchase Agreement.

[Signature pages immediately follow this page.]

COMPANY:

_____

_____

Name: _____

Title: _____

INVESTOR:

_____

By: _____

Name: _____

Title: _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT A

SCHEDULE OF INVESTORS

Please see corporate Capitilization Table.

FORM OF CONVERTIBLE PROMISSORY NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND REGISTRATION OR QUALIFICATION UNDER ANY APPLICABLE STATE SECURITIES LAWS OR (B) AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED PURSUANT TO AN EXEMPTION UNDER SUCH ACT AND SECURITIES LAWS.

TAMPON TRIBE, INC.

UNSECURED CONVERTIBLE PROMISSORY NOTE

$_____   _____

Santa Monica, California

FOR VALUE RECEIVED, **Tampon Tribe, Inc.**, a California corporation (the "*Company*"), hereby unconditionally promises to pay to the order of _____ (the "*Investor*"), in lawful money of the United States and in immediately available funds, the principal amount of $_____ (the "*Principal Amount*"), together with accrued and unpaid interest thereon calculated as set forth in Section 3 (collectively, the "*Loan Balance*"), which shall be due and payable on the date and in the manner set forth in this Unsecured Convertible Promissory Note (this "*Note*").

This Note has been issued pursuant to that certain Note Purchase Agreement, dated as of September 1, 2016 (the "*Purchase Agreement*") and is one out of a contemplated group of convertible promissory notes, in an aggregate principal amount of Twenty Thousand Dollars ($20,000.00), however, the Company may accept oversubscription of up to One Million Dollars ($1,000,000.00), to be issued by the Company on or about the date hereof, and in any sixty (60) days of the Initial Closing, (collectively, the "*Notes*") pursuant to the terms of that certain Purchase Agreement by and among the Company and the Investors. Capitalized terms used and not otherwise defined herein are intended to have the meanings given to them in the Purchase Agreement.

1.   **MATURITY DATE**.

Unless repaid in full or converted in full pursuant to Section 4, the Loan Balance shall be due and payable on demand of the Investor at any time after September 30, 2018 (the "*Maturity Date*").

2.   **PAYMENTS**.

Subject to Section 4 below, interest shall accrue on this Note as set forth in Section 3 but shall not be due and payable until the Maturity Date. Except as set forth herein, no portion of the Loan Balance may be prepaid by the Company prior to the Maturity Date without the prior written consent of the Requisite Investors, provided that all payments on this Note shall be applied first to accrued interest and thereafter to the outstanding Principal Amount. Payments under this Note shall be made in lawful money of the United States by wire transfer or other form of immediately available funds acceptable to the Investor at the address of the Investor set forth on the signature page hereto or at such other place as the Investor shall have designated in writing.

3.   **INTEREST RATE**.

Interest shall accrue from the date of this Note on the unpaid Principal Amount on an annually compounding basis at a rate equal three percent (3%). Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

4.   **CONVERSION**.

4.1 <u>Automatic Conversion</u>. If the Company has not prepaid the amounts due under this Note (and any accrued interest as the case may be) before the closing of a Qualified Financing (defined hereafter), then, at the closing of the Qualified Financing, the remaining Loan Balance then outstanding shall automatically convert into a number of class of preferred shares of the Company's equity of the type issued in the Qualified Financing ("***Conversion Stock***") at a conversion price equal to the lesser of: (i) 80% of the lowest price per share paid by investors in the Qualified Financing (excluding the conversion of the Notes); or (ii) a price per share determined by a hypothetical pre-money valuation of $3,000,000 divided by the number of fully diluted shares immediately prior to the Qualified Financing (excluding conversion of the Notes). Such conversion shall be deemed to occur as of immediately prior to the closing of the Qualified Financing and Investor shall also execute and become a party to the Company's operating agreement, the subscription agreement and such other agreements as are entered into by the investors in the Qualified Financing generally. "***Qualified Financing***" means a sale of equity or preferred equity securities from the Company (or its subsidiary or converted corporation) for aggregate consideration valued at $1,500,000 or more (excluding the Notes).

4.2 <u>Optional Conversion</u>. In the event that the Company does not consummate a Qualified Financing prior to the Maturity Date, the then outstanding Principal Balance, together with all accrued and unpaid interest thereon, at the election of the Holder, may be either (i) converted into Common Stock of the Company, at a price per share determined by a hypothetical pre-money valuation of $3,000,000 divided by the number of fully diluted shares as of September 15, 2016 (adjusted for stock splits, etc.) or (ii) paid in full upon demand by the Holder at any time after the Maturity Date pursuant to Section 1. In the event that the Holder elects to convert the Note in accordance with this Section 4.2, the Holder shall provide the Company with written notice of such election, in the form attached hereto as Exhibit F, at least five days prior to the Maturity Date. If such election is not delivered, the Note shall be paid in full upon demand by the Holder at any time after the Maturity Date pursuant to Section 1 without any further action by the Holder.

4.3 <u>Actions Upon Conversion</u>. In the event of the conversion of this Note pursuant to this Section 4, the Company shall, at its sole cost and reasonably promptly following such delivery, issue and deliver certificates representing the number of fully paid and non-assessable shares of Conversion Stock, and shall pay to the Investor cash in an amount equal that portion of the Loan Balance, if any, that would otherwise convert into a fractional share pursuant to Sections 4.1 or 4.2. At least seven (7) days prior to the Qualified Financing Closing, the Company shall notify the Investor in writing of the terms under which the Conversion Stock of the Company will be sold in such financing.

4.4 <u>Authorization of Shares</u>. The Company shall take all action necessary and appropriate to designate and authorize a sufficient number of Conversion Stock, as applicable, to be issued in the event of a conversion pursuant to this Section 4.4.

5. **DEFAULT**.

5.1 <u>Events of Default</u>. Each of the following events shall be an event of default ("***Event of Default***") for purposes of the Agreement and this Note:

(a) default by the Company in the payment of any monetary obligation under the Notes or the Purchase Agreement and such default shall continue for more than fifteen (15) business days after the date of such payment is due;

(b) failure of the Company to comply with any material non-monetary obligations under the Notes or the Purchase Agreement, and in the case of non-monetary obligations that can be cured by the Company, such breach shall continue for more than thirty (30) days after the Investors' written notice to the Company of such breach;

(c) commencement of any proceeding against the Company under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief, provided such proceeding shall not have been dismissed within thirty (30) days of filing; or

(d) insolvency of the Company or filing by the Company of a voluntary bankruptcy, insolvency or reorganization proceeding.

5.2 <u>Rights and Remedies</u>. If any Event of Default shall occur and be continuing, Investors may, upon written demand of the Requisite Investors: (i) declare the Notes, all interest thereon, and all other obligations under, or pursuant to, the Purchase Agreement or the Notes to be immediately due and payable, and upon such declaration, the outstanding principal and accrued and unpaid interest on the Notes shall immediately be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Company; and (ii) exercise any and all other rights and remedies available to creditors at law and in equity.

6. INVESTOR'S RIGHTS

6.1 <u>No Shareholder Rights</u>. Before the conversion and issuance of any Conversion Stock under this Note, the Holder of this Note will not have any rights as a shareholder of the Company.

6.2 <u>Pre-Emptive Rights</u>. While each Investor's Note remains outstanding, the Company shall provide such Investor a 10-day opportunity to participate in any additional convertible note financings of the Company in amount proportional to the principal amount payable to such Investor over the total amount payable to Investors in this Note financing. The preemptive right shall terminate with respect to any Investor (other than Major Investor) who fails to participate in any future convertible note financing.

6.3 <u>Limited Board Designee Rights</u>. While the Company has two members of its Board of Directors ("***Board***") consisting of the two co-founders, if a deadlock between them arises with respect to any significant or material matters, the Requisite Investors shall be immediately informed and the Requisite Investors (including Major Investor, if any) may request in writing that their designee be appointed as a third member of the Board, and upon request the co-founders shall immediately increase the Board to three (3) members and appoint or elect such designee to the Board. Such obligation to maintain such designee on the Board shall only continue for through the period of deadlock between the co-founders.

7. IRREVOCABLE PROXY; SPV REORGANIZATION.

7.1 If a Lender is not a Major Lender, such Lender hereby appoints, and shall appoint in the future upon request, the Designated Lead Lender as such Lender's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of such Lender, (a) give and receive notices and communications, (b) execute any instrument or document that the Designated Lead Lender determines is necessary or appropriate in the exercise of its authority under this instrument and (c) take all actions necessary or appropriate in the judgment of the Designated Lead Lender for the accomplishment of the foregoing. The proxy and power granted by such Lender pursuant to this Section 5.1 are coupled with an interest. Such proxy and power will be irrevocable through and including the conversion of such Lender's Note, in which case the terms of Section 5.2 will thereafter govern. The proxy and power, so long as such Lender is an individual, will survive the death, incompetency and disability of such Lender and, so long as such Lender is an entity, will survive the merger or reorganization of such Lender or any other entity holding this instrument. The Designated Lead Lender is an intended third-party beneficiary of this Section 5.1 and Section 5.3 and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

7.2 If a Lender is not a Major Lender, on and after the conversion of its Note, such Lender hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "***CEO***"), as such Lender's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of such Lender, (a) vote all shares of the Equity Securities issued pursuant to its Note, (b) give and receive notices and communications, (c) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (d) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by such Lender pursuant to this Section 5.2 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as such Lender is an individual, will survive the death, incompetency and disability of such Lender and, so long as such Lender is an entity, will survive the merger or reorganization of such Lender or any other entity holding shares of the Equity Securities issued upon conversion of a Note. The CEO is an intended third-party beneficiary of this Section 5.2 and Section 5.3 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

7.3   If a Lender is not a Major Lender:

(a)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Lender or the CEO, in his or her capacity as such Lender's true and lawful proxy and attorney pursuant to Section 5.2 (collectively, the "*Proxy*"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of such Lender pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of such Lender otherwise exist against the Proxy. Such Lender shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "*Proxy Losses*") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of such Lender pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse such Lender the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of such Lender or otherwise. Such Lender acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(b)   A decision, act, consent or instruction of the Proxy constitutes a decision of such Lender and is final, binding and conclusive upon such Lender. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of such Lender. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

7.4   Each Lender hereby agrees to take any and all actions determined by the Board of Directors in good faith to be advisable to reorganize this instrument and any shares of the Equity

Securities issued pursuant to the terms of this Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Notes.

7.   **REMEDIES**.

Investor agrees that in an Event of Default, officers and stockholders of the Company shall not be liable for any liabilities or obligations arising under this Note.

8.   **TRANSFER**.

The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Investor may not assign, pledge or otherwise transfer this Note without the prior written consent of the Company, which consent shall not be unreasonably withheld; provided, however, that no such consent shall be required for a transfer by the Investor to an Affiliate. Subject to the preceding sentence, this Note may be transferred only upon surrender of this Note for registration of transfer, accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same Loan Balance will be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note, and such payment in accordance with the terms of this Note shall constitute full discharge of the Company's obligation to pay such interest and principal. "*Affiliate*" means, with respect to any specified person, any other person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified person, including, without limitation, any general partner, officer, director or manager of such person and any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management with, such person.

9.   **ASSIGNMENT BY THE COMPANY**.

Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of the Requisite Investors.

10.   **GOVERNING LAW**.

This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California as applied to agreements among residents of the State of California entered into and to be performed entirely within the State of California, without reference to conflict of law or choice of law principles that would cause the application of laws of any other jurisdiction.

11.   **LOST, DESTROYED OR MUTILATED NOTE**.

Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will, at its expense, make and deliver in lieu of such Note a new note of like tenor.

12. **NO IMPAIRMENT**.

Subject to Section 13, the Company will not, by amendment of its Certificate of Incorporation or bylaws, as each may be amended from time to time, or through reorganization, consolidation, merger, dissolution, sale of assets or another voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will, at all times and in good faith, assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Investor of this Note against impairment.

13. **WAIVERS; MODIFICATIONS; AMENDMENTS**.

The terms or provisions of this Note may be waived, modified and amended in accordance with the terms of the Purchase Agreement. Each Investor acknowledges that by the operation of the terms of the Purchase Agreement, the Requisite Investors will have the right and power to diminish or eliminate all rights of such Investor under the Purchase Agreement and this Note.

14. **COUNTERPARTS**.

This Note may be executed in two (2) counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument.

15. **INDEMNITY; COSTS, EXPENSES AND ATTORNEYS' FEES.**

The Company shall indemnify and hold the Investor harmless from any loss, cost, liability and legal or other expense, including attorneys' fees of Investor's counsel, which Investor may directly or indirectly suffer or incur by reason of the failure of the Company to perform any of its obligations under this Note, any agreement executed in connection herewith or therewith, (collectively, "*Costs*"), provided, however, the indemnity agreement contained in this section shall not apply to liabilities which an Investor may directly or indirectly suffer or incur by reason of Investor's own gross negligence or willful misconduct.

[Signature page immediately follows this page.]

COMPANY:

_____

_____

Name: _____

Title: _____

PRINCIPAL AMOUNT: **INVESTOR:**

_____   _____

By: _____

Name: _____

Title: _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT C

FORM OF NOTICE OF CONVERSION

To: Tampon Tribe, Inc.

(1)   Effective as of today, _____, _____("***Effective Date***"), the undersigned, Holder of the attached Convertible Promissory Note (the "***Note***") hereby elects to convert that portion of the outstanding Principal Balance plus unpaid and accrued interest thereon set forth below into shares of Common Stock of Tampon Tribe, Inc.("***Common Stock***"), a California corporation (the "***Company***") subject to the terms of the Optional Conversion provision of the Note.

Select One:

☐   Entire principal plus unpaid and accrued interest as of Effective Date.

☐   Amount to Convert: $_____.

(2)   Until the stock certificate evidencing such Common Stock is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to Common Stock subject to the Note, notwithstanding the exercise of the Note conversion. The Company shall issue (or cause to be issued) such stock certificate promptly after the Note conversion is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date on which the stock certificate is issued. Holder shall enjoy rights as a stockholder until such time as Holder disposes of the Common Stock or the Company and/or its assignee(s) exercises the Right of First Refusal hereunder (each as defined below). Upon such disposal or exercise, Holder shall have no further rights as a holder of the Common Units so converted except the right to receive payment for the Common Stock so converted in accordance with the provisions of the Note, and Holder shall forthwith cause the certificate(s) evidencing the Common Stock so converted to be surrendered to the Company for transfer or cancellation.

(3)   The undersigned represents and warrants as follows:

(i)   The undersigned is acquiring the Common Stock for the undersigned's own account for investment purposes, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof. The undersigned has no present intention of selling, transferring, granting any participation in, or otherwise distributing any of the Common Stock, and does not presently have reason to anticipate a change in such intention. The undersigned has no contract, agreement, undertaking or arrangement with any person to sell, transfer, grant participation in or otherwise distribute any of the Common Stock. The undersigned understands that the Company is issuing the Common Stock in reliance upon Holder's representations herein.

(ii)   The undersigned has received all the information that it has requested from the Company and that it considers necessary or appropriate for deciding whether to acquire the Common Stock. The undersigned has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Common Stock and to obtain any additional information from the Company necessary to verify the accuracy of the information given to the undersigned.

(iii)   The undersigned acknowledges that investment in the Common Stock involves a high degree of risk. The undersigned has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Common Stock and of protecting its own interests in connection with this transaction. The undersigned is able, without materially impairing its financial condition, to hold the Common Stock for an indefinite period of time and to suffer a complete loss of its investment in the Common Stock.

(iv)   The undersigned understands that the Common Stock has not been registered under the Securities Act and, therefore, the Common Stock cannot be resold unless they are registered under the Securities Act or an exemption from registration is available. Holder understands that the Company is under no obligation to register any of the Common Stock. Holder understands that no public market now exists for the Common Stock, and that it is uncertain whether such a public market will ever exist.

(v)   <u>Right of First Refusal</u>. The Common Stock issuable upon exercise of the optional conversion of the attached Note shall be subject to the following right of first refusal:

      a.   <u>Notice of Transfer</u>. In the event that Holder proposes to sell, assign, pledge, encumber, transfer or otherwise dispose of ("***Transfer***" or "***Transferred***") the Common Stock, Holder shall give the Company written notice of Holder's intention ("***Transfer Notice***"), describing the number of Common Stock offered ("***Offered Stock***"), the identity of the prospective transferee and the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that Holder has received a firm offer from the prospective transferee and in good faith believes a binding agreement for Transfer is obtainable on the terms set forth, and shall also include a copy of any written proposal or letter of intent or other agreement relating to the proposed Transfer.

      b.   <u>Right of First Refusal</u>. With respect to any proposed Transfer, the Company shall have an option to purchase all or some of the Offered Stock (the "***Right of First Refusal***"). To exercise such option, the Company must notify Holder in writing within ten (10) days after the date on which the Proposed Transfer Notice was given to the Company. If the Company elects to purchase the Offered Stock, it shall pay consideration for the Offered Stock no less favorable in price and material terms and conditions than are described in the Transfer Notice.

      c.   <u>Closing Procedures; Subsequent Transfers</u>. If the Company exercises the Right of First Refusal, the Company and Holder shall consummate the sale of the Offered

Stock on the terms set forth in the Transfer Notice within forty-five (45) days after the date on which the Transfer Notice was given to the Company; provided, however, that, in the event the Transfer Notice provides for the payment for Offered Stock other than in cash, the Company shall have the option to pay for the Offered Stock by the discounted cash equivalent of the consideration described in the Transfer Notice as reasonably determined by the Company. If the Company fails to exercise in full the Right of First Refusal on a timely basis, then Holder may, not later than ninety (90) days following delivery to the Company of the Transfer Notice, Transfer the remaining, unsold portion of the Offered Stock subject to the Transfer Notice on the terms and conditions described in such notice. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any proposed transfer by Holder more than ninety (90) days following delivery of the Transfer Notice, shall again be subject to the Right of First Refusal and shall require Holder to deliver a new Transfer Notice to the Company and to comply with the procedures described in this subsection (v) with respect to such different or new Transfer.

d. Condition to Transfer. All transferees of the Common Stock or any interest therein, other than the Company, shall be required, as a condition of such transfer, to agree, in writing (in a form satisfactory to the Company), that they will receive and hold the Common Stock or interest subject to the provisions herein, including the Right of First Refusal.

e. Exception for Certain Family Transfers. Anything to the contrary contained in this Section notwithstanding, the Transfer of any or all of the Common Stock during the Holder's lifetime or on the Holder's death by will or intestacy to the Holder's Immediate Family (as defined below) or a trust for the benefit of the Holder's Immediate Family shall be exempt from the Right of First Refusal. As used herein, "*Immediate Family*" shall mean spouse, lineal descendant or antecedent, father, mother, brother or sister or stepchild (whether or not adopted). In such case, the transferee or other recipient shall receive and hold the Common Stock so Transferred subject to the provisions of this Section (3) (including the Right of First Refusal) and there shall be no further Transfer of such Common Stock except in accordance with the terms of this Section.

f. Termination of Right. The Right of First Refusal shall terminate at such time as a public market exists for the Company's common stock. For the purpose of this Agreement, a "public market" shall be deemed to exist if (i) such units are listed on a national securities exchange or the Nasdaq National Market or (ii) such units are traded on the over-the-counter market and prices therefor are published daily on business days in a recognized financial journal.

(vi)   The undersigned understands that the Common Stock are "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving any public offering, and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. The undersigned is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(vii)   The undersigned agrees not to make any disposition of all or any part of the aforesaid Common Stock unless and until there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned has provided the Company with an opinion of counsel satisfactory to the Company, stating that such registration is not required.

(viii)   Holder understands that Holder may suffer adverse tax consequences as a result of Holder's conversion or disposition of the Common Stock. Holder represents that Holder has consulted with any tax consultants Holder deems advisable in connection with the conversion or disposition of the Common Stock and that Holder is not relying on the Company for any tax advice.

(ix)   Holder hereby agrees that if so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any registration of the offering of any securities of the Company under the Securities Act or any applicable state laws, Holder shall not sell or otherwise transfer any Common Stock or other securities of the Company during (a) the 180-day period (or such longer period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Company) following the effective date of a registration statement of the Company filed under the Securities Act in connection with the Company's initial public offering of Common Stock, or (b) the 90-day period following the effective date of a registration statement filed by the Company under the Securities Act in connection with any other public offering of Common Stock (in either case, the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period and these restrictions shall be binding on any transferee of such Common Stock.

(x)   Holder understands and agrees that the Company shall cause the legends set forth below or legends substantially similar thereto, to be placed upon any certificate(s) evidencing ownership of the Common Stock together with any other legends that may be required by state or federal securities laws:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT AND SUCH LAWS OR, IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND RIGHT OF FIRST REFUSAL OPTIONS HELD BY THE ISSUER OR ITS ASSIGNEE(S) AS SET FORTH IN THE EXERCISE NOTICE BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL

OFFICE OF THE ISSUER. SUCH TRANSFER RESTRICTIONS AND RIGHT OF FIRST REFUSAL ARE BINDING ON TRANSFEREES OF THESE SHARES.

Submitted by:

Holder

By: _____

Name: _____

Address: _____

_____